Exhibit 99.1

EXTENSION AND AMENDMENT OF TRANSITION SERVICES AGREEMENT

This Extension and Amendment of Transition Services Agreement (this “Extension Agreement”), dated July 14, 2009, to be effective as of April 25, 2009 (the “Effective Date”), is between Intrepid Potash, Inc., a Delaware corporation (“Intrepid Potash”), and Intrepid Oil & Gas, LLC, a Colorado limited liability company (“IOG”).

Recitals

A.           Pursuant to that Transition Services Agreement dated as of April 25, 2008 (the “Agreement”), Intrepid Potash agreed to provide certain services to IOG in connection with IOG’s oil and gas business.  The Agreement expired by its terms on April 24, 2009, except that Sections 7 through 16 thereof survived such termination.

B.           Intrepid Potash has furnished certain services to IOG following the termination of the Agreement and IOG desires for Intrepid Potash to continue to provide such services to IOG.  Accordingly, the parties desire to renew and extend the term of the Agreement.

Agreement

In consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the parties hereto agree as follows:

1. Extension.  The Agreement is hereby renewed, effective as of the Effective Date, and shall continue in full force and effect until April 24, 2010.  IOG may terminate the Agreement, as amended, renewed and extended hereby, upon 30 days’ prior written notice to Intrepid Potash.  Upon the termination of the Agreement, as amended, renewed and extended hereby, all rights and obligations of the parties hereunder shall terminate, except that (a) each of Intrepid Potash and IOG shall deliver any property belonging to the other party to such other party promptly upon such termination, (b) IOG shall continue to be responsible for, and shall pay in accordance with Section 4 of the Agreement, any Services Fee and Reimbursements (as such terms are defined in the Agreement) accrued prior to the date of such termination, and (c) the rights and obligations of the parties set forth in Sections 7 through 16 of the Agreement shall survive such termination.

2. Amendment of Exhibit A.  Exhibit A to the Agreement is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

3. Continuation of the Agreement.  Except as set forth in this Extension Agreement, the provisions of the Agreement shall remain in full force and effect, and if there is a conflict between the terms of this Extension Agreement and those of the Agreement, the terms of this Extension Agreement shall control.

4. Counterparts.  This Extension Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other.

The parties hereto have caused this Extension Agreement to be executed on the day and year first above written.

INTREPID POTASH:

Intrepid Potash, Inc.,
a Delaware corporation

By: /s/ Martin D. Litt
Name: Martin D. Litt
Title: Executive Vice President and General Counsel

IOG:

Intrepid Oil & Gas, LLC,
a Colorado limited liability company

By: /s/ Robert P. Jornayvaz III
Name: Robert P. Jornayvaz III
Title: Manager

[Signature Page to Extension Agreement]